PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Releases Interim Study Results Showing Significant Beneficial

Effects of NKOTM on Attention Deficit Hyperactivity Disorder

Laval, Quebec, Canada, June 15, 2006, Neptune Technologies & Bioressources Inc., (TSX.V: NTB), «Neptune» is pleased to announce positive interim results of the effect of Neptune Krill Oil (NKO™) on adult Attention Deficit Hyperactivity Disorder (ADHD).  The non-randomized Phase I open label clinical study, entitled “Evaluation of the effect of Neptune Krill Oil (NKO™) on Attention Deficit Hyperactivity Disorder (ADHD)”, is being conducted by Barry University in Miami Shores, FL, USA and private naturopath Clinics in Montreal, Quebec, Canada in collaboration with the International Association of Attention Deficit Hyperactivity Disorder.

The objective of the study is to evaluate the effect of NKO™ on adult ADHD as measured by Barkley’s Executive Function score of behavior inhibition, self-control and executive function. The study consists of 30 otherwise healthy adults with a confirmed diagnosis of ADHD taking a 500mg daily dose of NKO™.

The 90-day interim results show a statistically significant improvement in all three of the Barkley’s Executive Function scores. Patients improved their ability to concentrate by 56.3% (p=0.007), their ability to manage money by 33% (p=0.01) and their planning skills by 50% (p=0.001).

“These results are extremely encouraging. The interim results allow us to predict an equally encouraging final outcome of the study.” said Dr. Tina Sampalis, M.D., Ph.D., Vice President of R&D and Business Development at Neptune. “Upon final completion of the study, by the end of the year, and positive results as expected, we will proceed to a pivotal Phase II-III ADHD clinical program.”

According to the proceedings of the American Psychiatric Association 2005 Annual Meeting 58% of people diagnosed with ADHD as children still have full ADHD as adults; ADHD is estimated to affect 4.4% of adults aged 18-44 and 7% to 10% of children in the United States. Recent data has shown that 54% of women and 36% of men with adult ADHD suffer from major depression. The treatments recommended today for adult ADHD are stimulants, like Ritalin and antidepressants. The estimated adult ADHD market for 2006 is approximately 900M$ in a total ADHD market including children of 2,5B$.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Investor Relations:

Corporate Contact:

Grant Howard / David Gordon

Henri Harland

The Howard Group Inc.

President & C.E.O.

Toll Free: 1-888-221-0915

h.harland@neptunebiotech.com

Info@howardgroupinc.com

www.neptunebiotech.com

www.howardgroupinc.com

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